

Mailstop 4631

January 24, 2017

Via E-mail
John Moukas
Chief Executive Officer
BioCrude Technologies USA, Inc.
1255 Phillips Square, Suite 605
Montreal, Quebec, CA H3B 3G5

> **Re:** **BioCrude Technologies USA, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 11, 2017**
> **File No. 333-214853**

Dear Mr. Moukas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 9, 2017 letter.

General

1. We note your response to comment one of our letter dated January 9, 2017. Please revise your cover page and the fourth paragraph below your fee table to clarify that all of the shares that the company is offering (the 20 million shares) will be sold at a fixed price of $1.75 for the duration of the offering. The company is not eligible to conduct an at-the-market offering and must therefore fix a price for all of the shares it sells. By contrast, selling stockholders may sell at market prices once a market for the shares exists.

Material Agreements, page 31

2. We note that you have only filed the certain pages of these agreements as exhibits. You have not properly submitted a confidential treatment request. Please file each agreement in its

entirety with your next amendment. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act by submitting a confidential treatment request to the Office of the Secretary. For guidance in preparing a confidential treatment request, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

3. Please ensure that each agreement is filed as a separate exhibit and revise your exhibit index accordingly.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

4. Please include a currently dated consent from your independent registered public accounting firm in the next amendment of the filing.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Harold P. Gewerter, Esq. *(via e-mail)*